EXHIBIT 21.1

SUBSIDIARIES
OF
NEXEON MEDSYSTEMS INC,
A NEVADA CORPORATION

Entity	Jurisdiction of Incorporation or Organization	% Ownership

Nexeon Medsystems Europe, SARL	a Luxembourg private limited liability company	100%

Nexeon Medsystems Puerto Rico Operating Company Corporation	a Puerto Rico Stock Corporation	100%

Pulsus Medical LLC	a Kentucky limited liability company	100%

The Company currently owns minority holdings in two entities:

Nuviant Medical Inc	Nevada	10% (1)

MicroTransponder, Inc.	Delaware	Less than 1% (2)

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(1)	Approximately 10% equity interest in Nuviant Medical Inc, the largest shareholder of which is Rosellini Scientific LLC, which is controlled by William Rosellini, our Chief Executive Officer.

(2)	267 shares representing a less than 1% equity interest in MicroTransponder, Inc.